FORCE PROTECTION VIDEO EQUIPMENT CORP.

140 Iowa Lane

Suite 102

Cary, NC 27511

(919) 780-7897

January 30, 2017

Charlie Guidry, Esquire

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:

Force Protection Video Equipment Corp.

Registration Statement on Form S-1

Filed October 11, 2016

File No. 333-214046

Dear Mr. Guidry:

The following responds to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your January 24, 20147 conversation with our attorney, Eric P. Littman,

General

1.

We are attaching an updated Consent from our auditor Baum & Company, P.A.

2.

In accordance with your discussion with our attorney, we have reduced the number of shares being registered just to 70,000,000 shares which represents approximately 31.5% of the current public float of 222,601,561 shares.

COMPANY ACKNOWLEDGMENT

The Company acknowledges that:

∙

should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

∙

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

∙

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Sincerely,

/s/ Paul Feldman

          Paul Feldman, President